PAGE 1

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

                                      or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended September 30, 1993


                         Commission file number 1-8022



                                CSX CORPORATION
                             CAPITAL BUILDER PLAN



                                CSX CORPORATION
                            A Virginia Corporation
                 IRS Employer Identification Number 62-1051971
                               One James Center
                             901 East Cary Street
                           Richmond, Virginia 23219
                           Telephone (804) 782-1400

















                                     - 1 -



         PAGE 2
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                       Page No.

       Report of Ernst & Young, Independent Auditors                   3

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1993                                          4

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1992                                          5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1993               6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1992               7

       Notes to Financial Statements                                   8-11

Supplemental Schedules

       Assets Held for Investment - September 30, 1993                 13

       Transactions or Series of Transactions in
         Excess of 5% of the Fair Value of
         Plan Assets - Fiscal Year Ended September 30, 1993            14

Signature                                                              15
























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         PAGE 3


                 Report of Ernst & Young, Independent Auditors
                 ---------------------------------------------


The Compensation and Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia


         We have audited the accompanying statements of net assets available for plan benefits of the CSX Corporation Capital Builder Plan ("Plan") as of September 30, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of September 30, 1993, and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG
                                           -----------------------
                                           Ernst & Young

Richmond, Virginia
March 22, 1994

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         PAGE 4
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (Thousands of Dollars)




                                                September 30, 1993
                                   ------------------------------------------
                                               S&P
                                   Guaranteed  500   Aggressive  CSX
                                    Interest  Index    Growth   Stock
                                      Fund     Fund     Fund     Fund   Total
                                   ------------------------------------------
ASSETS
  Investments
    Common Stock of CSX Corporation
      (1,170,381 Shares; Cost -
       $57,343)                     $   --- $   --- $   --- $ 90,851 $ 90,851
    Collective Trust Fund (Cost -
      $9,251)                         9,251     ---     ---      ---    9,251
    Mutual Funds (Cost - $7,417)        ---   4,012   4,129      ---    8,141
    Cash and Cash Equivalents             6     ---     ---      146      152
                                    ------- ------- ------- -------- --------
                                      9,257   4,012   4,129   90,997  108,395

  Employer Contributions Receivable     ---     ---     ---   20,298   20,298
  Employee Contributions Receivable     249     231     253      377    1,110
  Accrued Investment Income             ---     ---     ---        1        1
                                    ------- ------- ------- -------- --------
TOTAL ASSETS                          9,506   4,243   4,382  111,673  129,804



LIABILITIES
  Distributions Payable                  70      13      20      513      616
                                    ------- ------- ------- -------- --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $ 9,436 $ 4,230 $ 4,362 $111,160 $129,188
                                    ======= ======= ======= ======== ========




See Notes to Financial Statements.









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         PAGE 5
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (Thousands of Dollars)




                                                September 30, 1992
                                   ------------------------------------------
                                               S&P
                                   Guaranteed  500   Aggressive  CSX
                                    Interest  Index    Growth   Stock
                                      Fund     Fund     Fund     Fund   Total
                                   ------------------------------------------
ASSETS
  Investments
    Common Stock of CSX Corporation
      (958,058 Shares; Cost -
       $42,625)                    $   ---  $   ---  $   ---  $56,526 $56,526
    Collective Trust Fund (Cost -
      $6,047)                        6,047      ---      ---      ---   6,047
    Mutual Funds (Cost - $3,460)       ---    1,718    1,777      ---   3,495
    Cash and Cash Equivalents           46       23       30      206     305
                                   -------  -------  -------  ------- -------
                                     6,093    1,741    1,807   56,732  66,373

  Employer Contributions Receivable    ---      ---      ---    8,794   8,794
  Employee Contributions Receivable     32       12       19    1,115   1,178
  Accrued Investment Income              1      ---      ---        2       3
                                   -------  -------  -------  ------- -------
TOTAL ASSETS                         6,126    1,753    1,826   66,643  76,348



LIABILITIES
  Distributions Payable                 64        3        4      287     358
                                   -------  -------  -------  ------- -------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                    $ 6,062  $ 1,750  $ 1,822  $66,356 $75,990
                                   =======  =======  =======  ======= =======




See Notes to Financial Statements.









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         PAGE 6
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (Thousands of Dollars)




                                      Fiscal Year Ended September 30, 1993
                                   ------------------------------------------
                                               S&P
                                   Guaranteed  500   Aggressive  CSX
                                    Interest  Index    Growth   Stock
                                      Fund     Fund     Fund     Fund   Total
                                   ------------------------------------------
ADDITIONS
  Investment Income:
    Dividends and Interest          $   473 $    75 $    29 $  1,713 $  2,290
  Employer Contributions                ---     ---     ---   20,913   20,913
  Employee Contributions              3,133   2,180   2,114    4,238   11,665
  Net Realized and Unrealized
    Appreciation of Investments         ---     237     544   20,339   21,120
                                    ------- ------- ------- -------- --------
                                      3,606   2,492   2,687   47,203   55,988
DEDUCTIONS
  Distributions to Participants        (266)    (46)    (68)  (2,121)  (2,501)
  Fees and Expenses                     (23)     (9)     (9)    (248)    (289)

INTERFUND TRANSFERS                      57      43     (70)     (30)     ---
                                    ------- ------- ------- -------- --------
NET INCREASE IN NET ASSETS            3,374   2,480   2,540   44,804   53,198

Net Assets Available for Plan
  Benefits at Beginning of Year       6,062   1,750   1,822   66,356   75,990
                                    ------- ------- ------- -------- --------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR           $ 9,436 $ 4,230 $ 4,362 $111,160 $129,188
                                    ======= ======= ======= ======== ========




See Notes to Financial Statements.












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         PAGE 7
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (Thousands of Dollars)




                                      Fiscal Year Ended September 30, 1992
                                   ------------------------------------------
                                               S&P
                                   Guaranteed  500   Aggressive  CSX
                                    Interest  Index    Growth   Stock
                                      Fund     Fund     Fund     Fund   Total
                                   ------------------------------------------
ADDITIONS
  Investment Income:
    Dividends and Interest         $   257  $    22  $     6 $ 1,161 $ 1,446
  Employer Contributions               ---      ---      ---  17,219  17,219
  Employee Contributions             3,632    1,646    1,779   5,664  12,721
  Net Realized and Unrealized
    Appreciation of Investments        ---       40        6   4,437   4,483
                                   -------  -------  ------- ------- -------
                                     3,889    1,708    1,791  28,481  35,869
DEDUCTIONS
  Distributions to Participants       (150)      (9)     (19)   (650)   (828)

INTERFUND TRANSFERS                    (52)      22       50     (20)    ---
                                   -------  -------  ------- ------- -------

NET INCREASE IN NET ASSETS           3,687    1,721    1,822  27,811  35,041

Net Assets Available for Plan
  Benefits at Beginning of Year      2,375       29      ---  38,545  40,949
                                   -------  -------  ------- ------- -------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR          $ 6,062  $ 1,750  $ 1,822 $66,356 $75,990
                                   =======  =======  ======= ======= =======




See Notes to Financial Statements.












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         PAGE 8
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1993
                            (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in CSX Corporation ("CSX") common stock and mutual funds are valued at the last reported sales price on the last business day of the Plan year. The fair value of the collective trust fund participation units are determined by the fund manager and are based on the current market values of the underlying assets of the fund.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities Exchange Commission on June 9, 1989. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan was established effective August 1, 1989 and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"), as a combination profit sharing and stock bonus plan. Plan participation is limited to certain employees of CSX and affiliated companies (the "Employer"). The total number of participants in the Plan as of September 30, 1993 and 1992 were 15,134 and 14,699, respectively.

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Guaranteed Interest Fund, consisting of a collective trust fund that primarily invests in guaranteed investment contracts with insurance companies; (2) the S&P 500 Index Fund, consisting of a mutual fund that invests in common stocks selected primarily to duplicate the performance of the stock market as a whole; (3) the Aggressive Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; and (4) the CSX Stock Fund, consisting of investments in CSX common stock.

Employer contributions are made in the form of shares of CSX common stock or cash deposits to the CSX Stock Fund.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of their annual compensation in 1% multiples, to the Plan. In addition, the
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         PAGE 9
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Plan permits certain eligible participants to contribute other compensatory awards to the Plan. All participant contributions may be made on a before or after-tax basis within the limits imposed by the Internal Revenue Code and may be invested in any combination of the four investment alternatives.
Investment direction may be revised by participants as often as four times per year.

Employer Contributions: Contributions to the profit sharing and stock bonus portion of the Plan are made by the Employer in the number of shares of CSX common stock at least equal to the Company Stock Multiple (as defined in the Summary Plan Description) applicable to the participating group or an amount of cash which would permit the acquisition of that number of shares on the open market at then market prices. Such employer contributions, if applicable, are funded by November 30 of each calendar year.

Effective January 1, 1993, the Plan was amended to provide for Employer matching contributions for certain eligible employees equal to 50% of those participants' capital savings contributions, up to 6% of their annual compensation.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are redistributed to the individual participant accounts of those participants remaining in the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contribution and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination:

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Administrative Expenses: The administrative expenses of the Plan are payable by CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in 1993 and all administrative expenses in 1992.



                                     - 9 -



         PAGE 10
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Collective Trust Fund: Substantially all of the assets held in the Guaranteed Interest Fund as of September 30, 1993 and 1992 are invested in IDS Trust Income Fund, which primarily invests in guaranteed investment contracts with insurance companies. The fund is managed by Investors Diversified Services ("IDS").

Mutual Funds: Substantially all of the assets held in the S&P 500 Index Fund as of September 30, 1993 and 1992 are invested in Vanguard Index Trust-500 Portfolio, a mutual fund managed by Vanguard.

Substantially all of the assets held in the Aggressive Growth Fund as of September 30, 1993 and 1992 are invested in Twentieth Century Select Fund, a mutual fund managed by Twentieth Century Investors, Inc.

CSX Stock Fund: Substantially all of the assets held in this fund at September 30, 1993 and 1992 are invested in CSX common stock.

NOTE 4.  INCOME TAX STATUS

The Plan qualifies under Section 401(a) of the IRC and is therefore exempt from taxation under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Deferred savings contributions to the Plan by participants and contributions by the Employer, earnings, interest, dividends and gain or loss from the sale of securities realized by the Plan need not be reported as income by participants for federal income tax purposes until the participant's account is wholly or partially withdrawn. Amounts contributed to the Plan by participants as non- deferred savings contributions have been made subject to federal income taxation prior to such contributions and are not subject to federal income taxation when withdrawn. However, earnings, interest, dividends and gain or loss on non- deferred savings contributions must be reported as income by participants when received from the Plan.

NOTE 5.  RELATED PARTY TRANSACTIONS

CSX Corporation provides the Plan with certain management and accounting services for which no fees are charged. During fiscal 1993 and 1992, the Plan received $1,705 and $1,150, respectively, representing cash dividends from CSX common stock.



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         PAGE 11
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)

NOTE 5.  RELATED PARTY TRANSACTIONS, Continued

The trustee, The Northern Trust Company, invests Plan assets in the Northern Trust Short-Term Investment Fund. For the fiscal year ended September 30, 1993, transactions involving this account included 463 purchases at a total cost of $15,393 and 258 sales with a fair value of $15,544. For the fiscal year ended September 30, 1992, transactions involving this account included 453 purchases at a total cost of $12,759 and 232 sales with a fair value of $12,520.










































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         PAGE 12
























                            SUPPLEMENTAL SCHEDULES































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         PAGE 13
                                                                    SCHEDULE I
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                          ASSETS HELD FOR INVESTMENT
                              SEPTEMBER 30, 1993
                            (Thousands of Dollars)



                                                                Fair
        Issuer                  Description        Cost         Value
        ------                  -----------        ----         -----

Common Stock
- ------------

CSX Corporation              1,170,381 shares    $57,343      $ 90,851


Collective Trust Fund
- ---------------------

IDS Trust Income Fund          267,013 shares      9,251         9,251


Mutual Funds
- ------------

Vanguard Index Trust
  - 500 Portfolio               92,660 shares      3,744         4,012

Twentieth Century Select Fund   91,645 shares      3,673         4,129


Cash and Cash Equivalents
- -------------------------

Collective Short-Term
  Investment Fund of The       151,640 shares        152           152
  Northern Trust Company
                                                 -------      --------
     TOTAL                                       $74,163      $108,395
                                                 =======      ========













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         PAGE 14
                                                                  SCHEDULE II
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                    TRANSACTIONS OR SERIES OF TRANSACTIONS
               IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS
                     FISCAL YEAR ENDED SEPTEMBER 30, 1993
                            (Thousands of Dollars)



                            Purchases                  Sales
                          ------------  -----------------------------------
                                                   Value of     Cost   Net
                                                Assets Sold on   of   Gain
Description of Asset      Number  Cost  Number Transaction Date Asset (Loss)
- --------------------      ------  ----  ------ ---------------- ----- -----

Category (iii) - series of transactions in excess of 5% of plan assets
- ----------------------------------------------------------------------

CSX Corporation Common Stock  58  $16,237   20      $ 2,016   $ 1,337  $679

Collective Short-Term
  Investment Fund of The
  Northern Trust Company     463   15,393  258       15,544    15,544   ---


There were no category (i), (ii) or (iv) reportable transactions during the fiscal year ended September 30, 1993.



























                                    - 14 -



         PAGE 15





                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CSX CORPORATION CAPITAL BUILDER PLAN

                              By:  /s/ GREGORY R. WEBER
                                   -------------------------------------------
                                   Gregory R. Weber
                                   Vice President and Controller
                                   CSX Corporation
                                   (Plan Sponsor)


Date:  March 31, 1994

































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